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                                                                                                        EXHIBIT 12

                                            American Home Products Corporation
                                    Computation of  Ratio of Earnings To Fixed Charges
                                       (Thousands of dollars, except ratio amounts)
                                                          Years Ended December 31,


Earnings:                                               1996         1995         1994*         1993          1992

Earnings from continuing operations before
   taxes on income                                $2,755,460   $2,438,698   $2,029,760    $1,992,665     $1,724,070

Add:
Fixed charges                                        605,011      705,047      155,187        91,500         63,403

Minority interest
in earnings of
consolidated subsidiary                               32,496        5,642        5,303         4,027          3,803

Equity loss                                                0            0        1,691             0              0

Amoritization of capitalized interest                  5,621          768          497             0              0

Less:
Minority interest in loss of consolidated
subsidiary                                            14,412        4,925       17,873         9,129          3,149

Equity income                                         10,431        8,129            0             0              0

Capitalized interest                                       0        7,681        9,792        14,898              0

Dividends on preferred stock of majority-
    owned subsidiary                                       0            0            0         3,436          4,589


  Total earnings as defined                       $3,373,745   $3,129,420   $2,164,773    $2,060,729     $1,783,538



Fixed Charges:

Interest and amortization of debt expense           $571,414     $665,021     $116,661       $47,871        $35,503

Capitalized interest                                       0        7,681        9,792        14,898              0

Interest factor of rental expense (a)                 33,597       32,345       28,734        25,295         23,311

Dividends on preferred stock of majority-owned
    subsidiary                                             0            0            0         3,436          4,589


  Total fixed charges as defined                    $605,011     $705,047     $155,187       $91,500        $63,403



Ratio of earnings to fixed charges                       5.6          4.4         13.9          22.5           28.1
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* - The 1994 results include one month of results of American Cyanamid
    Company which was acquired by American Home Products Corporation effective December 1, 1994.  Assuming the acquisition took place
    January 1, 1994, the pro forma ratio of earnings to fixed charges would be 2.9 for the year ended December 31, 1994.

(a) A 1/3 factor was utilized to compute the portion of rental expenses deemed representative of the interest factor.